FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: April 6, 2005

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 1, 2005	OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration TSX Venture Exchange Symbol: CMA

CREAM MINERALS ANNOUNCES THIRD QUARTER RESULTS

Cream Minerals Ltd. (CMA - TSX Venture) announces that during the nine months ended December 31, 2004 (“fiscal 2005”), a loss of $2,052,932 ($0.07 per share) was incurred compared to a loss of $272,481 ($0.01 per share) in the nine months ended December 31, 2003 (“fiscal 2004”).  Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company, which has a strong portfolio of mineral exploration projects.  The following is a brief summary of its current activities.

  Cream’s consolidated loss for the three months ended December 31, 2004 (“fiscal 2005” or “Q3 2005”) was $1,687,869 or $0.06 per share compared to Cream’s consolidated loss of $168,989 or $0.01 per share in the three months ended December 31, 2003 (“fiscal 2004” or “Q3 2004”).

  During fiscal 2005, Cream raised $256,232 from the exercise of warrants and stock options.

  During fiscal 2005, cash flow from operations used $495,964 compared to $33,128 in fiscal 2004.  Cash expenditures on mineral property interests totalled $760,075 in fiscal 2005 compared to $346,148 in fiscal 2004.

  Cream wrote down its Nuevo Milenio property by $1,516,957 in Q3 2005 to a nominal carrying value of $1.00 due to other priorities.  There was no comparative write-down in Q3 2004.

Exploration expenditures, by property, for the nine months ended December 31, 2004 are as follows:  Nuevo Milenio - $379,195, Fenix - $307,184, Kaslo Silver - $46,193, Goldsmith and other properties in British Columbia - $192,715, and a net recovery after grants of $16,126 on the Stephens Lake Property in Manitoba, which is under option to BHP Billiton Diamonds Inc.

At December 31, 2004, Cream Minerals had working capital of $211,089.

For more information about Cream Minerals and its mineral property interests, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

        Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                    Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com                Email:  info@creamminerals.com

Sylvain Laberge - Email: mailto:slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 3, 2005	OTC Bulletin Board Symbol: CRMXF TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870

CREAM MINERALS ANNOUNCES 2,000,000 UNIT PRIVATE PLACEMENT

Private Placement Financing

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 2,000,000 units (the "Units") at a price of $0.35 per Unit, for gross proceeds of up to $700,000.  Each Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.

In consideration for introducing Cream to purchasers for the non-brokered financing, Cream may issue finder's fees in Units ("Finder Units") equal to 5% of the total number of Units purchased by found purchasers.  The Finder Units will have the same terms and conditions as the Units.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months from the date of issuance.  Proceeds from the non-brokered private placement will be used to fund Cream's work programs in Mexico, Sierra Leone, and for general working capital.

Fenix Property, Mexico

Cream is pleased to report that diamond drilling on its Fenix property, Mexico, commenced March 2, 2005 (see news release dated February 24, 2005).  Mr. Ferdinand Holcapek, P.Eng. is Cream's "Qualified Person" in Mexico for the purpose of National Instrument 43-101

Diamond Exploration Licences, Sierra Leone

Further to its news release of March 1, 2005, Cream announces that the agreement it entered into with Casierra Diamond Fund Inc. and its affiliate company, Casierra Diamond Corporation (collectively the "Optionor") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, was approved by Cream's board of directors with Sargent H. Berner, Ronald M. Lang and Arthur G. Troup (who collectively hold less than 0.017% of the seed shares of the Optionor) and Frank A. Lang (who holds approximately 33% of the seed shares of the Optionor) abstaining due to their non-arms length relationship with the Optionor.  Mr. Benjamin Ainsworth P.Eng. is Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

        Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                    Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com                Email:  info@creamminerals.com

Sylvain Laberge - Email: mailto:slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 18, 2005	OTC Bulletin Board Symbol: CRMXF TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870

CREAM MINERALS COMMENCES DIAMOND EXPLORATION PROGRAMME

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") is pleased to announce that a diamond exploration programme has started on the Hima Exclusive Prospecting Licence located on the Sewa River in Sierra Leone.  A survey defining the property boundaries was completed in February and the preparation of base camp facilities on site is underway.  Equipment has been shipped from Vancouver for the evaluation of diamondiferous gravels on the property.

A Sierra Leone Geological Survey Bulletin (Hall, P.K. ARSM, BSc, AMIMM, [1969]: "The Diamond Fields of Sierra Leone") indicates that a potential for 1.8 million carats of diamonds in a category of "inferred resources", as described by CIM Classifications of Resources and Reserves, exists in terraces and river gravels on the licence and would be considered by the author of the report to be mineable ("payable").

Note: This inferred resource is a historical statement and does not meet standards required by National Instrument 43-101 and cannot be relied upon.  The resource is not supported by any measured grade but rather a grade that is an estimate based upon the experience of the bulletin author, P.K. Hall.

Initial work will involve a Banka drill programme to define the distribution of gravels in terraces and flood plain areas.  This programme may recover some diamonds and will be a guide for further pit sampling that will give a more reliable estimate of grade.  An evaluation of the river potential is planned for the period of low water in April-May of 2005.  The grade estimate for river gravels made by P.K. Hall was 0.4 carats per cubic meter.

Included in the equipment shipped is a YT-12 pulsator jig of the same type that was used in the earlier work (1995) by Casierra Diamond Corporation and successfully recovered the first 4 diamonds reported from marine alluvial deposits on the Sierra Leone coast.  A detailed horizontal gradient magnetic survey is planned for targets on the offshore licence this quarter to be followed by a bulk sampling programme to test the grade and size of the highest priority target.

Mr. Benjamin Ainsworth P.Eng. is Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

        Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                    Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmarkfinancial.com                Email:  info@creamminerals.com

Sylvain Laberge - Email: mailto:slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2004 and 2003

(The Company's independent auditor has not performed a review of these financial statements)

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

The Company's independent auditor has not performed a review of these financial statements.

	December 31,	March 31,
	2004	2004

Assets

Current assets
Cash and cash equivalents	$ 131,424	$ 1,180,052
Taxes recoverable	90,719	68,719
Accounts receivable, related parties (Note 4)	17,163	-
Prepaid expenses and work deposits	16,503	20,569
	255,809	1,269,340

Mineral property interests (see schedule) (Note 2)	781,810	1,389,607
Plant and equipment	42,189	10,500
Investments	68,895	68,895
Reclamation bonds	32,884	16,503

	$ 1,181,587	$ 2,754,845

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 18,665	$ 25,977
Accounts payable, related parties (Note 4)	26,055	190,103
	44,720	216,080

Shareholders' equity
Share capital (Note 3)	16,871,095	16,516,678
Contributed surplus	544,253	247,636
Deficit	(16,278,481)	(14,225,549)
	1,136,867	2,538,765

	$ 1,185,587	$ 2,754,845
Subsequent events (Note 5)

See accompanying notes to consolidated financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

2

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

The Company's independent auditor has not performed a review of these financial statements.

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003

Expenses
Amortization	$ 751	$ -	$ 751	$ -
Foreign exchange	4,680	205	11,131	392
Legal, accounting and audit	18,110	3,175	39,244	13,649
Office and administration	11,848	3,012	30,634	8,308
Salaries and benefits	60,617	118,573	268,333	148,944
Shareholder communications	47,755	33,662	117,494	60,855
Management fees	7,500	7,500	22,500	22,500
Property investigations	18,136	(237)	39,227	882
Travel and conferences	2,407	3,505	11,837	7,593
Write-down of mineral property interests	1,516,957	-	1,516,957	9,807
Interest and other income	(892)	(406)	(5,176)	(449)
	1,687,869	168,989	2,052,932	272,481

Income (loss) for the period	(1,687,869)	(168,989)	(2,052,932)	(272,481)

Deficit, beginning of period	(14,590,612)	(13,838,172)	(14,225,549)	(13,734,680)

Deficit, end of period	$ (16,278,481)	$ (14,007,161)	$ (16,278,481)	$ (14,007,161)

Loss per share, basic and diluted	$ (0.06)	$ (0.01)	$ (0.07)	$ (0.01)

Weighted average number of common shares outstanding	28,972,568	23,183,016	28,623,274	22,187,305

See accompanying notes to consolidated financial statements.

3

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

The Company's independent auditor has not performed a review of these financial statements.

	Three months ended December 31,		Nine months ended December 31,
	2004	2003	2004	2003

Cash provided by (used for):

Operations
Loss for the period	$ (1,687,869)	$ (168,989)	$ (2,052,932)	$ (272,481)
Items not involving cash
Amortization	751	-	751	-
Stock-based compensation	96,733	112,460	245,717	113,902
Write-down of mineral property interests	1,516,957	-	1,516,957	9,807
	(73,428)		(289,507)
Changes in non-cash working capital
Taxes receivable	(7,778)	(20,851)	(22,000)	(29,899)
Due to/from related parties	(58,892)	(59,805)	(181,211)	25,558
Prepaid expenses	(13,597)	1,696	4,066	2,884
Accounts payable and accrued liabilities	(7,393)	(11,794)	(7,312)	117,101
	(161,088)	(147,283)	(495,964)	(33,128)

Investing activities
Mineral property interests
Acquisition costs	(2,100)	(13,817)	(55,556)	(30,438)
Exploration and development costs	(196,487)	(219,527)	(704,519)	(315,710)
Purchase of equipment	(1,880)	-	(32,440)	-
Reclamation bonds	(13,381)	-	(16,381)	-
	(213,848)	(233,344)	(808,896)	(346,148)

Financing activities
Common shares issued for cash	69,982	464,000	256,232	486,500

Increase (decrease) in cash, restricted cash and cash equivalents during the period	(304,954)	(83,373)	(1,048,628)	107,224

Cash, restricted cash, and cash equivalents, beginning of period	436,378	32,572	1,180,052	8,721

Cash, restricted cash, and cash equivalents, end of period	$ 131,424	$ 115,945	$ 131,424	$ 115,945

Supplemental information
Issuance of shares for debt settlement	$ -	$ -	$ -	$ 331,389
Shares issued for mineral property interests	$ 14,000	$ -	$ 90,083	$ 14,500
Stock compensation in mineral property interests	$ 30,331	$ 15,540	$ 30,331	$ 20,151

See accompanying notes to consolidated financial statements.

4

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended December 31, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2004.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary should the Company be unable to achieve profitable mining operations or obtain adequate financing to continue as a going concern.

The Company has working capital as at December 31, 2004, of $211,089.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

Mineral property interests

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($20,000 paid) over six years, beginning in April 2003.  The optionors will retain a 2% net smelter return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($10,000 paid) over 6 years, beginning in April 2003.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

5

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

2.

Mineral property interests (continued)

Trout Claim Group

The Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees) (16,667 common shares issued) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

During the nine months ended December 31, 2004, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors will vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM must incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

Once vested with the 51% right, title and interest in the property, CMM will enter into a joint venture with the optionors where both parties will transfer their respective right, title and interest in the property into a newly formed Mexican corporation which will be owned 51% by CMM and 49% by the optionors.

6

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

3.

Share capital

Authorized:

500,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2004	28,049,991	$16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	32,000
Lucky Jack Claims	50,000	38,500
Trout Claim Group	16,667	5,583
Fenix Property payment	50,000	14,000
Value of stock-based compensation on exercise of options	-	8,102
Shares issued for cash
Exercise of warrants	810,001	240,000
Stock options exercised	129,000	16,232
Balance, December 31, 2004	29,155,659	$16,871,095

(a)

Stock options

During the period, the Company granted 600,000 stock options to directors, officers, employees and consultants at a price of $0.30 per share, expiring October 6, 2009.  At December 31, 2004, 2,630,825 of the stock options granted to officers, employees and directors are vested.

A summary of the changes in stock options for the nine months ended December 31, 2004, is presented below:

	Shares	Weighted Average Exercise Price
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(129,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, December 31, 2004	3,264,900	$0.31

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Nine months ended December 31,
	2004	2003
Risk free interest rate	2.23%	2.23%
Expected life (years)	3	3
Expected volatility	141%	131%
Weighted average fair value per option grant	$0.24	$0.41

7

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

3.

Share capital (continued)

(a)

Stock options (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable, cannot be traded and may have vesting provisions.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical market data to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model does not necessarily provide a reliable measure of the fair value of the Company's stock options.

(b)

Share purchase warrants

As at December 31, 2004, the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,742,620	$0.75	February 19, 2005

4.

Related party transactions and balances

	Nine months ended December 31,
	2004	2003
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 110,460	$ 85,169
Lang Mining Corporation (b)	22,500	22,500
Director (c)	78,323	23,959
Legal fees	24,997	2,026

	December 31, 2004	March 31, 2004
Balances payable to (d, e):
ValGold Resources Ltd.	-	13,381
Directors	26,055	140,273
LMC Management Services Ltd.	-	3,376
Lang Mining Corporation	-	3,183
Legal fees	-	29,890
	26,055	190,103
Balance receivable from (a, e)	17,163	-
	$ 17,163	$ -

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

8

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

4.

Related party transactions and balances (continued)

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.  In addition, he is paid a fee of US$250 per day for geological services rendered.

(d)

The Company has investments that include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances payable to related parties and balances receivable from related parties non-interest bearing and due on demand.

(f)

Subsequent to December 31, 2004, the Company entered into an agreement with Casierra Diamond Fund Inc. ("CDF") and its affiliate company, Casierra Diamond Corporation ("CDC") (collectively the "Optionor") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The agreement is subject to regulatory approval. (See Item 2.1.6 for more details on the transaction).  Mr. Frank A. Lang, Chairman, President and a director of the Company is a significant shareholder in CDC.  Three other directors of the Company are minority shareholders of CDC.

5.

Subsequent events:

Subsequent to December 31, 2004:

(a)

the Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005, with no change to the warrant exercise price of $0.75 per share.  The warrants are exercisable for up to 1,200,000 common shares of the Company.

(b)

the Company entered into an agreement with Casierra Diamond Fund Inc. ("CDF") and its affiliate company, Casierra Diamond Corporation ("CDC") (collectively the "Optionor") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, Cream shall have the exclusive right and option to earn up to a 70% undivided direct or indirect interest in the Optionor's interest in the property by completing the following exploration expenditures on the Property and making the following share issuance payments to the Optionor.

Cream will be vested with an undivided 51% of the Optionor's interest in the property or the company which owns the property by issuing a total of 200,000 common shares of Cream, comprised of 100,000 common shares on regulatory approval of the Agreement and 100,000 common shares within 12 months following the date of regulatory approval of the Agreement, and by completing not less than US$500,000 in exploration expenditures on the property within 12 months following the date of regulatory approval.

Cream may acquire an additional 19% undivided interest (for a total 70% of the Optionor's interest) by issuing an additional 300,000 common shares of Cream, within 24 months following the date of regulatory approval of the Agreement and completing an additional U.S.$300,000 in exploration expenditures on the property within 24 months following the date of regulatory approval.

9

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the nine months ended December 31, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

5.

Subsequent events (continued):

In the event Cream has acquired 70% of the Optionor's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the property in accordance with its interest.  Provided that, if the Optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the Optionor's share in the net proceeds of production from the property prior to any other distribution to the Optionor.

Upon fulfilling the obligations set out above, Cream shall be vested with an undivided interest in the property or in the company which holds title to the Property but in any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the Property at the time that a production lease is obtained for the Property.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

10

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Schedules of Mineral Property Interests

The Company's independent auditor has not performed a review of these financial statements.

	December 31,	March 31,
	2004	2004
Kaslo Silver Property, British Columbia
Acquisition costs	$ 3,531	$ 1,445
Exploration and development costs	44,755	648
	48,286	2,093

Goldsmith and Other Properties, British Columbia
Acquisition costs
Balance, beginning of period	155,664	29,754
Incurred during the period	102,879	125,910
Balance, end of period	258,543	155,664
Exploration and development costs
Assays and analysis	21,139	8,480
Geological	60,270	53,377
Site activities	373	100
Travel and accommodation	8,054	10,427
Incurred during the period	89,836	72,384
Balance, beginning of period	59,811	-
Balance, end of period	149,647	72,384
Write down of mineral property interests	-	(12,573)
	408,190	215,475
Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	35,752	15,169
Drilling	134,382	350,919
Geological	82,550	168,573
Site activities	80,993	53,383
Travel and accommodation	45,518	51,818
Incurred during the period	379,195	639,862
Balance, beginning of period	1,137,763	497,901
Balance, end of period	1,516,958	1,137,763
Write down of mineral property interests	(1,516,957)	-
	1	1,137,763
Fenix Property, Mexico
Acquisition costs incurred during the period and balance, end of period	70,536	-
Exploration and development costs
Assay and analysis	8,560	-
Drilling	6,439	-
Geological	52,326	-
Site activities	139,330	-
Travel and accommodation	29,993	-
Incurred during the period and balance, end of period	236,648	-
	307,184	-
Stephens Lake Property, Manitoba
Acquisition costs
Balance, beginning of period	30,042	-
Recovered during the period	(29,862)	30,042
Balance, end of period	180	30,042
Exploration and development costs
Geological and geophysical	13,736	4,234
Incurred during the period	13,736	4,234
Balance, beginning of period	4,234	-
Balance, end of period	17,970	4,234
	18,150	34,276
Mineral Property Interests	$ 781,810	$ 1,389,607

11

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

1.1

Date

2

1.2

Overview

2

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

2

1.2.2

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

3

1.2.3

Kaslo Silver Property, British Columbia

3

1.2.4

Kootenay Gemstone Property, British Columbia

3

1.2.5

Stephens Lake Property, Manitoba

4

1.2.6

Casierra Diamond Property, Sierra Leone

4

1.2.7

Mineral Property Option Payments Due In Fiscal 2005

6

1.2.8

Market and Industry Trends

6

1.3

Selected Annual Information

7

1.5

Summary of Quarterly Results

10

1.6

Liquidity

11

1.7

Capital Resources

13

1.8

Off-Balance Sheet Arrangements

13

1.9

Transactions With Related Parties

13

1.10

Fourth Quarter

14

1.11

Proposed Transactions

14

1.12

Critical Accounting Estimates

14

1.13

Critical accounting policies and changes in accounting policies

14

1.14

Financial Instruments and Other Instruments

14

1.15.1

Other MD& A Requirements

14

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

14

1.15.3

Disclosure of Outstanding Share Data

15

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

1.1

Date

The effective date of this interim report is February 28, 2005.

1.2

Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements."  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Cream Minerals Ltd. for the year ended March 31, 2004.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. ("Cream" or the "Company") is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

  Cream's consolidated loss for the three months ended December 31, 2004 ("fiscal 2005" or "Q3 2005") was $1,687,869 or $0.06 per share compared to Cream's consolidated loss of $168,989 or $0.01 per share in the three months ended December 31, 2003 ("fiscal 2004" or "Q3 2004").

  During fiscal 2005, Cream has raised $256,232 from the exercise of warrants and stock options.

  During fiscal 2005, cash flow from operations used $495,964 compared to $33,128 in fiscal 2004.  Cash expenditures on mineral property interests totalled $760,075 in fiscal 2005 compared to $346,148 in fiscal 2004.

  Cream wrote down its Nuevo Milenio property by $1,516,957 in Q3 2005 to a nominal carrying value of $1.  There was no comparative write-down in Q3 2004.

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

The 6,928-hectare Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Work on the property was concentrated within the five-km diameter, Nuevo Milenio Caldera.  A final report on an Enzyme Leach orientation study was completed by Dr. G. H. Gale, P. Eng., Province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets. (See CMA News Releases dated May 5, 2004 and August 6, 2004).  This work was undertaken during the period April 15, 2004 to April 28, 2004.  Dr. G. H. Gale, P.Eng., recommended that the Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work was estimated to be US $150-175,000, exclusive of a follow-up drill program.  Dr. G. H. Gale, P.Eng., is a "Qualified Person" for the purposes of National Instrument 43-101.

After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, and as a result, has written down the property by $1,516,957 to a

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

nominal carrying value of $1.

1.2.2

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

Subsequent to September 30, 2004, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the "Fenix" and "La Fenix 2" gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors will vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM must incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

Once vested with the 51% right, title and interest in the property, CMM will enter into a joint venture with the optionors where both parties will transfer their respective right, title and interest in the property into a newly formed Mexican corporation which will be owned 51% by CMM and 49% by the optionors.

The property centers on two historic, high-grade gold-silver mines that are separated by a distance of about 700 metres horizontally and about 25 metres vertically.  The workings appear to be centered on a fault - breccia zone having an average width of 1.80 metres within a 100 metre wide zone of silicification and quartz stockwork.  The wall rock is bedded, silica flooded rhyolitic tuff showing sericite and argillic alteration with some secondary feldspar.  The original workings were accessed by shallow adits.  The Subsidiary proposes to drill below the workings to determine if the mineralization extends to depth.

1.2.3

Kaslo Silver Property, British Columbia

In October 2004 Cream commenced a diamond drill program on its 100% owned Kaslo Silver Property, located in south-eastern British Columbia.  In November the diamond drill program was terminated due to poor ground conditions.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate through the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Although the drill holes did not reach their proposed depth, the width and intensity of the intersected shear structure is very encouraging.  Prior drilling by Cream in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05.  The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program.  These step-out holes intersected what appears to be broader and more intense shearing that may be related to higher-grade silver values.

The Company plans to return to the Silver Bear area of the Kaslo Silver Property and continue the drill program using a reverse circulation drill.

1.2.4

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone (formerly called

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  Additional claims adjacent to those originally optioned have been acquired for Cream by staking.

The Kootenay Gemstone Property is located on the west and south sides of Kootenay Lake, in the Nelson Mining Division of south-eastern British Columbia.  The north-western corner of the property is located 30 kilometres east of Salmo and the south-eastern corner of the property is 12 km west of Creston.  The claims cover an area of approximately 5,800 hectares.  In fiscal 2005, cash payments of $10,000 and 50,000 common shares were issued to the optionors pursuant to the option agreement.

Recent prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property have delineated geological and geochemical trends to the favourable gem-bearing occurrences.

1.2.5

Stephens Lake Property, Manitoba

In early 2003, Cream Minerals Ltd. acquired a 30,000-hectare mineral lease in Northern Manitoba adjacent to two similar sized properties acquired by Sultan Minerals Inc. and ValGold Resources Ltd.  Subsequently, these mineral leases were pooled into one block of 92,194 hectares with each company holding a one third interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north and now the property totals 170,482 hectares.

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until they are terminated or fully exercised.

In July 2004 Cream jointly entered into an agreement with 4378831 Manitoba Ltd. to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and currently under option to BHP.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.  The largest deposit is the Thompson deposit, where production plus reserves are estimated to be in excess of 100 million tonnes at an average grade of 2.4% nickel.

BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba.  The drill program is underway, commencing in late February, and will test four large, airborne geophysical targets on the 170,482-hectare property.  Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

1.2.6

Casierra Diamond Property, Sierra Leone

Subsequent to December 31, 2004, the Company entered into an agreement with Casierra Diamond Fund Inc. ("CDF") and its affiliate company, Casierra Diamond Corporation ("CDC") (collectively the "Optionor") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The agreement is subject to regulatory approval.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

Under the terms of the agreement, Cream shall have the exclusive right and option to earn up to a 70% undivided direct or indirect interest in the Optionor's interest in the property by completing the following exploration expenditures on the Property and making the following share issuance payments to the Optionor:

  Cream will be vested with an undivided 51% of the Optionor's interest in the property or the company which owns the property by issuing a total of 200,000 common shares of Cream, comprised of 100,000 common shares on regulatory approval of the Agreement and 100,000 common shares within 12 months following the date of regulatory approval of the Agreement, and by completing not less than US$500,000 in exploration expenditures on the property within 12 months following the date of regulatory approval.

  Cream may acquire an additional 19% undivided interest (for a total 70% of the Optionor's interest) by issuing an additional 300,000 common shares of Cream, within 24 months following the date of regulatory approval of the Agreement and completing an additional U.S.$300,000 in exploration expenditures on the property within 24 months following the date of regulatory approval.

In the event Cream has acquired 70% of the Optionor's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the property in accordance with its interest.  Provided that, if the Optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the Optionor's share in the net proceeds of production from the property prior to any other distribution to the Optionor.  Upon fulfilling the obligations set out above, Cream shall be vested with an undivided interest in the property or in the company which holds title to the Property but in any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the Property at the time that a production lease is obtained for the Property.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

Mr. Frank A. Lang, Chairman, President and a director of the Company is a significant shareholder in CDC.  Three other directors of the Company are minority shareholders of CDC.

Property Description

CDF has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is the most important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  The CDF licence is located on a segment of the river channel that is slower and deeper than the upstream reaches and hence has never been mined.  An "indicated resource" of almost 1.8 million carats of economically mineable diamonds on the CDF licence is reported by the Geological Survey of Sierra Leone in Bulletin Number 5 (1966).  This resource statement does not comply with the standards required under National Instrument 43-101 and cannot be relied upon.  The resource is not supported by any measurable grade, but is rather a grade that is an estimate based upon the experience of the bulletin author P.K. Hall, A.R.S.M., B.Sc., A.M.I.M.M.

In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.  Each rainy season these rivers discharge large tonnages of diamondiferous sand and gravel into the Atlantic Ocean at a point where there is a strong north-westerly current that further winnows and concentrates heavy minerals including magnetite.  In 1995-96, CDF spent more than US$3.5 million in geophysical surveys and

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

sampling.  Several shallow magnetic targets associated with old submerged river channels were also sampled.  This sampling returned 20 diamonds of generally excellent quality and up to 1.22 carats in size.

CDF has recommended that exploration activity in Sierra Leone should resume following the end of the civil war and the return to political stability under the guidance of the elected President, Alhaji Dr. Ahmed Tajan Kabbah and with the continuing support from British and European governments.  Cream plans to fund the further exploration and development of the licences through CDF, with a view to bringing them into production in the short term.  All of this work will be subject to approvals for mining plans, environmental and socio-economic studies.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC , the Optionor, and will continue to be the operator on the Property.  Mr. Ainsworth recently visited the Property (December 2004) and determined that work could commence immediately.

1.2.7

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 we must make cash payments totalling $23,333 and US$50,000, of which all payments have been made, and issue 266,667 common shares, all of which have been issued at the date of this report, to maintain the options on the mineral property interests that are currently held.  These cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

In the year ended March 31, 2006, cash payments of $76,666 and US$50,000 must be made, and the issuance of 566,667 common shares is required to maintain all of the Company's current mineral property interests.  This includes the Casierra diamond acquisition recently acquired that is subject to regulatory approval.

1.2.8

Market and Industry Trends

The prices of gold and silver have increased, continuing an overall uptrend which started in 2004.  The average gold and silver prices in 2004 averaged $409.72 and $6.6711 per ounce, respectively, and the 2005 average price to February 25, 2005, were $423.43 and $6.8060 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2004	As at March 31, 2003	As at March 31, 2002

Current assets	$ 1,269,340	$ 24,301	$ 34,084
Mineral property interests	1,389,607	527,656	1,344,708
Other assets	95,898	85,398	69,255
Total assets	2,754,845	637,355	1,448,047

Current liabilities	216,080	502,430	319,583
Shareholders' equity	2,538,765	134,925	1,128,464
Total shareholders' equity and liabilities	27,54845	637,355	1,448,047

Working capital (deficiency)	1,053,260	(478,129)	(285,499)
	Year ended March 31, 2004	Year ended March 31, 2003	Year ended March 31, 2002
Expenses (Income)
Foreign exchange (gains) losses	$ 10,949	$ 9,750	$ (4,964)
Legal, accounting and audit	41,717	18,871	34,481
Management fees	30,000	7,500	7,500
Office and administration	13,749	10,652	30,765
Shareholder communications	90,511	35,334	22,287
Property investigation costs	1,042	11,522	6,255
Travel and conferences	21,199	532	845
Salaries and benefits	270,552	55,239	48,952
Write-down of mineral property interests	12,573	1,107,374	161,466
Interest	(1,423)	(337)	(1,207)
	490,869	1,256,437	306,380
Loss for the year	(490,869)	(1,256,437)	(306,380)

Deficit, beginning of year	(13,734,680)	(12,478,243)	(12,171,863)

Deficit, end of year	$ (14,225,549)	$ (13,734,680)	$ (12,478,243)

Loss per common share	$ (0.02)	$ (0.07)	$ (0.02)
Weighted average number of common shares outstanding - basic and fully diluted	23,188,307	19,249,054	16,837,143

1.4

Results of Operations

Nine Months Ended December 31, 2004 Compared to Nine Months ended December 31, 2003

Cream had a loss of $2,052,932, or loss per share of $0.07 in the nine months ended December 31, 2004 ("fiscal 2005"), compared to a loss of $272,481, or loss per share of $0.01 in the nine months ended December 31, 2003 ("fiscal 2004").  The Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,516,957 to a nominal carrying value of $1 in fiscal 2005, with a nominal write-off of

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

mineral property interests of $9,807 in fiscal 2004.

Cream is exploring in Mexico, and as a result, there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses increased from $392 in fiscal 2004 to $11,131 in fiscal 2005.  The United States dollar compared to the Canadian dollar has been volatile.  The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit increased from $13,649 in fiscal 2004 to $39,244 in fiscal 2005.  Legal, accounting and audit fees have increased substantially and will likely continue to increase in the future due to the increased regulatory reporting requirements.  The Company has also incurred legal fees with respect to the acquisition of the Fenix property in Mexico.

The Company has paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman and President of the Company, for a total of $22,500 in each fiscal period.

Office and administration costs increased from $8,308 in fiscal 2004 to $30,634 in fiscal 2005.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.

Salaries and benefits have increased from $148,944 in fiscal 2004 to $268,333 in fiscal 2005.  Salaries and wages in fiscal 2004 include $109,413 in stock-based compensation compared to $218,880 in fiscal 2005.

Shareholder communications have increased from $60,855 in fiscal 2004 to $117,494 in fiscal 2005.  The Company utilizes the services of two investor relations' consultants.  Fees paid to these consultants totalled $38,000 in fiscal 2005, compared to $24,000 in fiscal 2004.  Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.  Stock-based compensation of $4,489 was paid in fiscal 2004 compared to $26,837 in fiscal 2005.

Travel and conference expenses have increased from $7,593 in fiscal 2004 to $11,837 in fiscal 2005.  Travel increased due to additional trips taken to Mexico during the period.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

	Three months ended December 31, 2004	Three months ended December 31, 2003
Expenses (Recoveries)
Amortization	$ 751	$ --
Foreign exchange loss (gain)	4,680	205
Legal, accounting and audit	18,110	3,175
Management fees (Item 1)	7,500	7,500
Office and administration	11,848	3,012
Salaries and benefits	60,617	118,573
Shareholder communications	47,755	33,662
Travel and conferences	2,407	3,505
	161,668	169,632
Property investigations	18,136	(237)
Write-down of mineral property interests	1,516,957	--
Interest income	(892)	(406)

Loss for the period	$ 1,687,869	$ 168,989

Three Months Ended December 31, 2004 Compared to Three Months ended December 31, 2003

Cream had a loss of $1,687,869, or loss per share of $0.06 in the three months ended December 31, 2004 ("Q3 2004/5"), compared to a loss of $168,989, or loss per share of $0.01 in the three months ended December 31, 2003 ("Q3 2003/4").  The Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,516,957 to a nominal carrying value of $1 in fiscal 2005, with no write-down of mineral property interests in Q3 2003/4.

Cream is exploring in Mexico, and as a result, there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses increased from $205 in Q3 2003/4 to $4,680 in Q3 2004/5.  The United States dollar compared to the Canadian dollar has been volatile.  The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit increased from $3,175 in Q3 2003/4 to $18,110 in Q3 2004/5.  Legal, accounting and audit fees have increased substantially and will likely continue to increase in the future due to the increased regulatory reporting requirements.  The Company also incurred legal fees with respect to the acquisition of the Fenix property in Mexico.

The Company has paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman and President of the Company.

Office and administration costs increased from $3,012 in Q3 2003/4 to $11,848 in Q3 2004/5.  The office and administration costs include rent, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.

Salaries and benefits have decreased from $118,573 in Q3 2003/4 to $60,617 in Q3 2004/5.  Salaries and wages in Q3 2003/4 include $59,624 in stock-based compensation compared to $45,288 in Q3 2004/5.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

Shareholder communications have increased from $33,662 in Q3 2003/4 to $47,755 in Q3 2004/5.  The Company utilizes the services of two investor relations' consultant.  Fees paid to these consultants totalled $9,000 in Q3 2004/5, compared to $16,000 in Q3 2003/4.  Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Shareholder communications expenses include $22,774 in stock-based compensation in Q3 2004/5 compared to $2,163 in Q3 2003/4.

Travel and conference expenses have decreased from $3,505 in Q3 2003/4 to $2,407 in Q3 2004/5.

1.5

Summary of Quarterly Results

The table below provides, for each of the most recent seven quarters and the total exploration in the year ended March 31, 2003, a summary of property acquisition and exploration costs on a project-by-project basis.

	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico		Fenix Property, Mexico	Stephens Lake, Manitoba
Fiscal 2003
Total in fiscal 2003	8,264	33,427	248,631	--	--
Fiscal 2004
First Quarter	56	44,578	21,865	--	--
Second Quarter	427	31,916	33,071	--	--
Third Quarter	111	30,393	218,380	--	--
Fourth Quarter	1,498	91,406	366,546	--	34,276
Fiscal 2005
First Quarter	514	108,223	367,308	--	2,257
Second Quarter	6,536	46,829	5,348	107,634	9,696
Third Quarter	39,143	37,663	6,539	199,550	(28,079)

Quarterly information for the eight quarters to December 31, 2004, is as follows:

Statement of Operations Data	December 31, 2004	September 30, 2004 Quarter	June 30, 2004 Quarter
Investment and other income	$ 892	$ 3,711	$ 573
General and administrative expenses	171,804	184,863	184,484
Mineral property write-downs	1,516,957	--	--
Loss according to financial statements	1,687,869	181,152	183,911
Loss from continuing operations per common share	0.06	0.01	0.01

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 19	$ 24	$ 406	$ 974
General and administrative expenses	33,993	59,735	169,395	216,596
Mineral property write-downs	9,807	--	--	2,766
Loss according to financial statements	43,781	59,711	168,989	218,388
Loss from continuing operations per common share	0.00	0.00	0.01	0.02

(Cdn$)	Three months ended
Statement of Operations Data	March 31, 2003
Investment and other income	$ 3
General and administrative expenses	63,110
Mineral property write-downs	1,103,570
Loss according to financial statements	1,166,677
Loss from continuing operations per common share	0.04

Note 1:  General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.

Note 2:  Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6

Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2004, Cream's working capital, defined as current assets less current liabilities, was $211,089, compared with working capital of $1,053,260 at March 31, 2004.

Investing Activities

Investing Activities and Capital Expenditures

During the nine months ended December 31, 2004, Cream incurred cash payments of $23,333 and US$50,000 on the acquisition and the issuance of 266,667 common shares on exploration and development costs on the Kootenay Gemstone, Goldsmith, Lucky Jack, Fenix, Trout Claim Group and Stephens Lake properties.  The Company issued 100,000 common shares with a deemed value of $32,000 on the Goldsmith property, 50,000 common shares with a deemed value of $38,500 on the Lucky Jack property, 50,000 common shares with a deemed value of $14,000 on the Fenix property, and 16,667 common shares with a deemed value of $5,583 for an option payment on the Trout Claim group.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2005 included $134,382 on drilling,

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

$82,550 on geological, $80,993 on site activities, $35,752 on assays and analysis, and $45,518 on travel and accommodation.  In Q3 2005, the Company reviewed the exploration results on the Nuevo Milenio property, and although the Nuevo Milenio property has exploration potential, the Company feels it did not meet the expectations of the Company, and as a result the property has been written down by $1,516,957 to a nominal carrying value of $1.  Other exploration expenditures in fiscal 2005 include $133,943 on exploration of its British Columbia properties.  This included $21,139 on assays and analysis, $60,270 on geological services and $8,054 on travel and accommodation on the Goldsmith, Kootenay Gemstone and Lucky Jack properties.  The Company also expended $44,107 on work on the Kaslo property, including a drill program that they were unable to complete.  The Company receive a MEAP grant of $29,862 from the province of Manitoba with respect to exploration costs incurred in fiscal 2005 on the Stephens Lake property in Manitoba, including the Trout claims.  The Company has expended $236,648 on the Fenix property in Mexico, including site activities of $139,330, and geological of $52,326.  The Company's subsidiary in Mexico was incorporated for the exploration purposes.

Current assets decreased to $255,809 at December 31, 2004, from $1,269,340 at March 31, 2004.  The Company is able to meet its current commitments of $44,720 (March 31, 2004 - $216,080) from current existing cash balances.

The market value of investments in marketable securities was $39,291 at December 31, 2004, as compared to $58,023 at March 31, 2004.  The marketable securities held are highly volatile.  The book value of these securities is $43,894.  These investments include shares with a book value of $41,796 that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

The Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees) (16,667 issued) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($15,000 paid) over six years.

Subsequent to December 31, 2004, Cream issued 100,000 common shares for the Kootenay Gemstone option agreement.  A payment of $10,000 payable on February 21, 2004, was deferred to February 21, 2008.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

1.7

Capital Resources

In fiscal 2005, 635,001 share purchase warrants were exercised and 129,000 stock options were exercised to acquire 810,001 common shares, providing $256,232 to the treasury.

Of Cream's issued and outstanding shares, no shares were held in escrow at December 31, 2004 or 2003.

The Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants are exercisable for up to 1,200,000 common shares of Cream.  There was no change to the warrant exercise price of $0.75 per share.

It will be necessary for the Company to enter into a form of private placement or similar form of financing in order to continue with property and exploration commitments on its properties.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions With Related Parties

	Nine months ended December 31,
	2004	2003
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 110,460	$ 85,169
Lang Mining Corporation (b)	22,500	22,500
Director (c)	78,323	23,959
Legal fees	24,997	2,026

	December 31, 2004	March 31, 2004
Balances payable to (d, e):
ValGold Resources Ltd.	-	13,381
Directors	26,055	140,273
LMC Management Services Ltd.	-	3,376
Lang Mining Corporation	-	3,183
Legal fees	-	29,890
	26,055	190,103
Balance receivable from (a, e)	17,163	-
	$ 17,163	$ -

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.  In addition, he is paid a fee of US$250 per day for geological services rendered.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

(d)

The Company has investments that include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(f)

Subsequent to December 31, 2004, the Company entered into an agreement with Casierra Diamond Fund Inc. ("CDF") and its affiliate company, Casierra Diamond Corporation ("CDC") (collectively the "Optionor") to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The agreement is subject to regulatory approval. (See Item 2.1.6 for more details on the transaction).  Mr. Frank A. Lang, Chairman, President and a director of the Company is a significant shareholder in CDC.  Three other directors of the Company are minority shareholders of CDC.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at December 31, 2004, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

None.

1.14

Financial Instruments and Other Instruments

The Company has no financial and other instruments, other than those disclosed in the accompanying financial statements.

1.15.1

Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2004

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of February 28, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at February 28, 2005

Authorized Capital

500,000,000 common shares without par value.

Issued and Outstanding Capital

29,155,659 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

601,600	0.10	September 29, 2005
844,000	0.15	April 26, 2007
1,219,300	0.54	December 18, 2008
600,000	0.30	October 6, 2009

Warrants Outstanding

The expiry date of 1,198,000 warrants previously issued pursuant to a brokered private placement were extended from February 19, 2005, to April 19, 2005.  There will be no change to the warrant exercise price of $0.75 per share.  The remaining agent's warrants and finder's fee warrants expired, unexercised.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, FRANK A. LANG, President and Chief Executive Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD.  (the issuer) for the interim period ending December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  March 1, 2005

"Frank A. Lang"

Frank A. Lang

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer) for the interim period ending December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  March 1, 2005

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer